                       Filed by Marvell Technology Group Ltd.
                       Filed pursuant to Rule 425 under the Securities Act of 1933 and Rule 14a-12 under the Securities Exchange Act of 1934
                       Subject Company:  Galileo Technology Ltd.
                       Commission File No.: 0-30877

The following is the script from a joint conference call conducted by Marvell Technology Group Ltd., and Galileo Technology Ltd. on October 17, 2000.

================================================================================


                            MARVELL TECHNOLOGY GROUP
                        MARVELL / GALILEO CONFERENCE CALL

                                October 17, 2000
                                 10:00 a.m. EDT


CHAIRPERSON: Sehat Sutardja, Co-Chairman, President and CEO

[OP = Operator             SS = Sehat Sutardja      GH = George Hervey
 AW = Avigdor Willenz      MS = Mike Seth           SP = Unidentified Speaker]

OP: Ladies and gentlemen, thank you for standing by. Welcome to the Marvell Technology / Galileo Technology Conference Call. At this time, all participants are in a listen-only mode. Later we will conduct a question and answer session. At that time, if you have a question, you will need to press the "1" followed by the "4" on your telephone. As a reminder, this conference is being recorded today, Tuesday, October 17, 2000. I would now like to turn the conference over to George Hervey, Chief Financial Officer of Marvell Technology. Please go ahead, sir.

GEORGE HERVEY

     Thank you. Good morning, this is George Hervey, Chief Financial Officer of Marvell. Thank-you for joining us today for the Marvell Conference call to discuss the acquisition of Galileo. In addition, we will discuss Galileo's third quarter results.

     You should have received a press release via fax. It is also available at our web site at www.marvell.com, and over BusinessWire.

     The participants on the call with me today are Dr. Sehat Sutardja, Co-Chairman, President, and Chief Executive Officer of Marvell; Avigdor Willenz, Chairman and Chief Executive Officer of Galileo. Sehat will first give a brief overview of today's announcement and the immediate opportunities that we see for the combined company. Next, Avigdor will discuss Galileo's decision to join the Marvell team, and thoughts on longer-term synergies created by the combination.

     We will offer some brief remarks to summarize why we're so excited about this transaction, then we will follow with a discussion of Galileo's third quarter results. Immediately following each discussion, we will open the floor for Q&A. First we will take questions about the merger, then any questions you may have about Galileo's earnings results.

     Before we get started, we would appreciate your attention as we go through the following. The first portion of the conference call may contain forward-looking statements within the meaning of the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Marvell and Galileo's management, and are subject to a number of factors and uncertainties that could cause

MARVELL TECHNOLOGY GROUP -- October 17, 2000                              Page 2


actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this conference call address the strategic business combination of Marvell and Galileo. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements. The risk that Marvell and Galileo businesses will not be integrated successfully; the costs related to the business combination; failure of the Marvell or Galileo shareholders to approve the business combination; inability to obtain or meet conditions imposed for governmental approvals for the merger; inability to further identify, develop, and achieve success for new products, services, and technology; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing and technology providers.

     For other factors that could cause the company's results to vary from expectation, please see the risk factors section of Marvell's registration statement on Form S-1 relating to the company's initial public offering, and the company's quarterly report on Form 10-Q for the quarter ended July 31st, 2000, and see Galileo's statement, including its 20-F statement on file with the SEC.

     Investors and security holders are advised to read the proxy statement and prospectus regarding the business combination, when it becomes available, because it will contain important information. The proxy statement and prospectus will be filed with the SEC by Marvell and Galileo, and may be obtained from either company or through the SEC.

     Before I turn the call over to Sehat, I'd like to briefly discuss the terms, accounting treatment, and financial impact of this merger. Under the terms of the merger agreement, Marvell will issue .674 shares of its common stock for each common share of Galileo stock, in a tax-free stock-for-stock exchange. As a result, Galileo's shareholders and optionholders will receive approximately 32.9 million shares of Marvell common stock, or 25% of the diluted ownership of the combined companies, in exchange for all the shares and options of Galileo. Based upon Marvell's closing price yesterday at $81.75 per share, this represents a valuation of approximately $2.7 billion.

     Subject to the approvals of both Marvell's and Galileo's shareholders, and to the U.S. and Israeli regulatory approvals, we expect to close this transaction in the first calendar quarter of next year.

     We will account for this merger as a purchase. On a pro forma basis, excluding the amortization of goodwill and stock compensation expense, we expect this merger to be accretive to Marvell's EPS upon closing.

MARVELL TECHNOLOGY GROUP -- October 17, 2000                              Page 3


     We do not expect any material changes to the tax rates of either Marvell or Galileo operations.

     Now, let me turn the call over to Sehat.

SEHAT SUTARDJA

     Thank-you, George.

     Thank-you all very much for being here with us today. This transaction is a win-win for customers and shareholders alike. It combines two of the best-in-breed broadband technologies, a leader in physical layer communications silicon, with a leader in higher-layer packet processing, switching, routing and system management.

     Our products, therefore, are highly complementary. For those of you who are new to us, let me offer the following very simple explanation of our respective technologies.

     Every communications systems has two basic parts. At one end, you will find the physical layer, which provides the interface to the real world, analog signals. In the end of the systems, integrated circuits... in the end of the systems, integrated circuits convert the analog signals into digital information, and Marvell is the leader in proving these high-performance silicon solutions.

     The signal then moves from the physical layer to the other end of the system, where the digital information is modified, processed, and ultimately routed to its next destination. Galileo is the leader in providing the silicon solution for this end.

     By bringing our companies together, we will be able to deliver end-to-end solutions. In fact, we have partnered closely with Galileo in the past, and know first-hand how compelling the combination is for our customers.

     Our combination with Galileo will accomplish four objectives. First, as I mentioned, it allows Marvell to offer complete end-to-end silicon solutions to communications equipment vendors.

     Second, the combined company will be the only supplier shipping both gigabit Ethernet physical layer devices, and switching ICs in volume production today. The merger immediately expands our market opportunity in the rapidly-expanding gigabit Ethernet market.

     Third, it accelerates our entry into new markets. Together, Marvell and Galileo posses the core semiconductor technologies required for future communications systems in the MAN, WAN, and SAN.

     Fourth, it creates a communications IC powerhouse with the critical mass to bring high-speed broadband quality solutions to the communications market.

MARVELL TECHNOLOGY GROUP -- October 17, 2000                              Page 4


     Let me spend a few minutes describing the opportunity that Avigdor and I see for our products. Marvell is an industry leader in high-speed analog mixed-signal and digital-signal processing, using standard CMOS processes. We have proven the strength of our core technology by being the first to market with a production physical layer device, the Alaska _____ family, for gigabit Ethernet over copper that achieves power levels that will make broad deployment of gigabit Ethernet over copper a reality.

     We believe there's no vendor with better mixed signal and digital signal processing technology for physical layer applications. We will continue to leverage our core technology to enter new markets in the future.

     Similarly, Galileo is an industry leader in providing communication systems on silicon. Its core expertise complements Marvell. It provides... complements their handled packet processing, switching, and system management. Galileo provides highly-integrated system controllers that are critical to customers such as Cisco, Ericsson and Lucent. It introduced the first merchant single-chip Ethernet switch in 1996. It continues to innovate. And the new product families, the (GalNet 2-plus), the GalNet 3, and the Horizon product families, are gaining momentum, with over 100 design wins to date. The Galileo components complement our physical layer technology by providing layer 2, 3, 4 and 5 and packet processing functionality.

     The immediate opportunity for our combined product portfolios is in the rapidly-expanding gigabit Ethernet market. Marvell is uniquely positioned to meet that need.

     To give you an idea how big this market is, __________ just released another upward revision for this market. The number for gigabit Ethernet ports, and 10 gigabit Ethernet ports shipped world-wide is expected to reach approximately 75 million in 2004, a cumulative annual growth rate of over 100% from year 2000.

     Starting next year, the number of copper gigabit Ethernet ports shipped is expected to exceed the number of fibre ports. We intend to capture a substantial share of that opportunity. Today, our combined company will be the only supplier shipping both gigabit _____ and switching ICs in volume production. And as a result, we will be uniquely positioned to provide end-to-end solutions to the market. Marvell _____ physical layer device enables extremely high density in the chassis. The GalNet 3, for example... the GalNet 3 switching family, for example, provides advanced features such as guaranteed availability of service, first floor accounting, and supports virtual private networking.

     These products will address the requirements of the most sophisticated enterprise data center and network-edge layer 3 routers, and serve as a powerful platform for the emerging MAN service providers, ASP, ISP and storage service providers.

MARVELL TECHNOLOGY GROUP -- October 17, 2000                              Page 5


     Our two companies also share a common vision for next-generation products, particularly in addressing the 10 gigabit Ethernet and network storage utilizing Ethernet and IP technologies, where the opportunities are very large.

     Now, let me turn it over to Avigdor, who I am pleased to announce will be joining the Board of Directors of the combined company, along with Manuel Alba.

AVIGDOR WILLENZ

     Thank-you, Sehat.

     We are thrilled to join with the Marvell team to create a true communications semiconductor leader. I think those of you who know us well understand that we have always valued our independence. We are an innovator in this business. We offer creative architectures to solve our customers' system needs. Our new product families demonstrate this approach. The reception in the market for our new controller and GalNet 3 family has been phenomenal. We're at an inflection point. The benefit of forward thinking is evident through our design wins with tier-1 communications equipment providers.

     Clearly, we could have remained independent. We chose to merge with Marvell because it's the leader in one of the most critical areas of communications systems, high-speed signal processing. At Galileo, we are in a unique position to evaluate many different company technologies. We have built evaluation boards and reference designs with many physical layer silicon vendors. Marvell's team consists of world-class design engineers solving the very difficult challenges of extremely high bandwidth communication. We've worked with virtually everyone in this area, and we think that Marvell has the best team and the best solution.

     Let me spend a few minutes describing why these core technologies - Marvell's physical layer combined with Galileo's packet processing - are so essential to the future.

     The communication infrastructure is changing to accommodate the explosion of traffic carrying voice, video and data. Carriers and service providers are deploying new optical technologies to dramatically increase the bandwidth and flexibility of the network. These new networks are capable of delivering terabits, and in the not too distant future, even petabit data transfer rates.

     Terabit performance levels require a different approach to system design. Single semiconductor devices can no longer deliver all the functionality at 10 and 40 gigabits per second speeds. To match these higher speeds, semiconductor designers must deliver chip set architectures, not stand-alone chips, with multiple circuits each operating at multi-gigabit clock rates that can work together to handle tasks that today might be performed by a single chip when the requirements are lower speeds.

MARVELL TECHNOLOGY GROUP -- October 17, 2000                              Page 6


     To us the challenge and the opportunity is clear, delivering complete systems and silicon capable of operating at the wire speeds of next generation high-speed networks. This combination opens this door. Together our companies know how to make chips that run at these speeds. Marvell is the strongest merchant silicon supplier at solving these challenges in the widely-available signals process, which is essential to integration. And also of importance, this combination creates a company that knows how to put its high-speed chips together in subsystems that work with one another.

     The immediate synergies in gigabit Ethernet are clear, but as I hope you can see, the combination is even more compelling for the long term. Our companies share a common vision for next generation product, particularly in addressing 10- and 40-gigabit technologies, and network storage utilizing Ethernet and IP technologies. The possibility set created by combining Marvell and Galileo is immense.

     As Sehat indicated, I will be joining Marvell's board, together with Manuel Alba, the president of Galileo, and look forward to continuing with the Marvell team for a long time.

     Now, let me turn it back to Sehat.

SS: Thank-you, Avigdor. This combination gives us the critical mass to pursue these opportunities. Through the merger we will double our existing sales force, double the number of design engineers, and roughly triple the number of our application engineers. Clearly, we will have the muscle to market our powerful portfolio of products aggressively, and develop new ones.

     By way of organization, Avigdor will continue to run Galileo as a subsidiary of Marvell. As mentioned earlier, we are delighted that he and Manuel will be joining Marvell's Board of Directors. The Galileo reporting structure will remain essentially unchanged. Galileo will continue operations in Israel and San Jose.

     I would now like to open the call to questions about the merger, then we will devote the rest of the call to Galileo's third quarter results. Operator, please take the first question.

QUESTIONS AND ANSWERS, PART I

OP: Thank-you, sir. Ladies and gentlemen, we will now begin the question and answer session. If you have a question, please press the "1" followed by the "4" on your telephone. You will hear a three-tone prompt acknowledging your request. If your question has been answered and you wish to withdraw your polling request, you may do so by pressing the "1" followed by the "3". If you are on a speaker-phone, please pick up your handset before entering your request. One moment, please, for your first question.

MARVELL TECHNOLOGY GROUP -- October 17, 2000                              Page 7


     Your first question is from Dan Niles of Lehman Brothers. Please proceed with your question.

DN: Thank-you. Maybe the first one's for George. You talk about, I think, a little bit, in the press release, that you expect this to be accretive upon closing. I was wondering if you could go through that a little bit. Is that just driven just by... I mean, how much cost savings are you assuming in that? Can you give a size of magnitude to that, George, if you would? And for, maybe, you, Sehat, could you kind of give an idea of... I mean, are the two companies, to some extent, even prior to the merger, going to be working together on joint products, and when could you see, sort of, the first joint product coming out of the combination, I guess?

GH: Let me address the first part of that, Dan, and Sehat will respond to the second half. Actually, in our statement relative the accretive effect of the transaction, we basically just took a look at the public models that are out there for us that are being carried by the various analysts that cover both ourselves and Galileo, and basically just combine those two. And the net effect, from an accretion standpoint, is for calendar year 2001 we expect the accretive effect to be approximately 51%.

          Now, there could obviously be - and we do expect - significant additional synergies that will take place, that should help both... should help our combined financial result. We haven't quantified that at this point, yet, but we do expect it to be substantial.

DN: Okay. And I guess I'm not going to get you to define "substantial" any more on this call, huh, George?

GH: Well, we think that there is... we are kicking around some numbers that we think there is at least, from a top-line standpoint, a minimum of $25 million more of combined revenue that we could easily go after, but we haven't had enough time yet, Dan, to really go into a lot more detailed analysis of that.

DN:  Okay. Well, that at least gives me a good starting point.

SS: Regarding the R&D, the future joint projects between Marvell and Galileo, I want to address that by addressing the synergy of combining the two R&D teams together. This, actually, instantly creates a very powerful company that has tremendous knowledge and expertise in all areas of communications systems, from the physical layer all the way to the system software, packet processing, routing, switching, and system management functions.

          So, obviously, one of the things that we'll be working closely together is in the area of 10-gigabits, 40-gigabits, delivering system solutions that can deliver terabits per second in the throughput. But the immediate benefit there will be... that we're real excited

MARVELL TECHNOLOGY GROUP -- October 17, 2000                              Page 8


     about, is the fact that the two combined companies will be the only company today, in the industry, that can ship volume productions of gigabit per second on a per port basis. So, we're talking about a system that will deliver multiple ports of gigabit switching. For example, a 12-port systems on a blade, even a 32-port system on blade types of solutions.

          Again, Galileo has shipped products, whether they're GalNet 2-plus, or GalNet 3, they are capable of supporting many, many ports of gigabit, as well as the older generations of 100-megabit solutions, on the same systems. We have shipped the companion gigabit five as well as the 100 megabit five, all based on the most advanced mixed signal and digital signal processing technology in the business, as well as being implemented in the most advanced 0.18 micron seamless processes, delivering the lowest-power solution.

          So, in time, integrations will also make sense as we move to a smaller and smaller geometry. This is what, you know, obviously, we'll do in the future.

DN:  Great. Thanks a lot. Sounds like a great merger.

OP: Your next question is from Brian Wu of Bear Stearns. Please proceed with your question.

BW: Hi, guys. Quick question on, maybe, some of the other synergies outside of being able to provide an end-to-end solution. Are there any new customers that are now part of the combined entity that weren't there before? Were there any other synergies that you'd like to talk about?

SS: Sure. If you have followed Galileo, you are aware that Galileo has about, what, 600 customers. We have about 60 customers. The combined companies will have a bigger customer base, as well as be able to deliver practically all the components, the critical semiconductors that are needed in the systems. So, we believe by combining the companies we will have all the solutions our customers need, as well as we will have a bigger team to solve some of the future needs of our customers, and be able to deliver future solutions sooner.

          To give an example, when we're talking about terabit per second systems solutions, as Avigdor mentioned earlier, the way we architect the system has to be different than the way people architected the system in the last couple years. While, in the past, people are dealing with server ports of, you know, 100 megabits per second solutions, maybe a few ports of gigabit, a single-chip solution may make sense. In the future in order, to build systems that can approach terabit per second, distributed processing is a must. And one way to approach... one way to solve this problem... a technology that's important to solve this problem is high-speed chip-to-chip interface

MARVELL TECHNOLOGY GROUP -- October 17, 2000                              Page 9


     ___________ in a tens of gigabits per second surges technology, for the chip-to-chip connect as well as for backplane applications.

          So, by combining the two resources together, we will be able to address... deliver future products sooner.

BW: And quick follow-up on... you said greater than 100 design wins. Was that for the combined three products, GalNet 2-plus, 3 and Horizon?

SS:  Yes.

BW:  Could you maybe break that out a little bit more? Like...

GH: I think we don't have that. Galileo will address that a little more when they talk about their third quarter.

BW:  Okay. All right, thanks, guys.

OP: Your next question is from Alan Septimus of Oscar Bruce. Please proceed with your question.

AS: Thank-you. Most of my questions have been answered. Is there a walk-away price, termination price, whereby if Marvell's stock closes, during some pricing period, below it, that the transaction could be terminated?

GH: No. At this point there is nothing contemplated. There's no collar involved in this transaction. There is now a fixed exchange ratio at .674, so obviously the value of the transaction now is based and keyed off of Marvell stock price, but no, there's no walk-away.

SS: I want to add on this, as well. Actually, we've been working with the Galileo team for the last six months, doing the joint sales and marketing as well as future product development alignment. Along the way, when we work together, we all feel that we have the same synergies, we feel we have the same cultures, ambitions of the future, and both of us feel that this merger, that comes, actually, quite late... later on that we realized that what comes naturally as a win-win transaction for our customers and shareholders alike. So, we believe that this will be an extremely important, as well as successful transaction.

AS: Okay. So that the price behaviour today, of course it could always be temporary. This would only influence... the only impact this would have is if shareholders were not to approve the transaction. But there's nothing inherent in the merger agreement that says the transaction doesn't move forward of Marvell's stock price falls.

GH:  Correct.

AS: And in addition, are there any... is there just a general material adverse change clause in this contract?

GH:  Yes, there is.

MARVELL TECHNOLOGY GROUP -- October 17, 2000                             Page 10


AS:  Okay. Thank-you very much.

GH:  Okay.

OP: Your next question is from Alex Gauna of Bank of America Securities. Please proceed with your question.

AG: Yes, I was wondering if I could encourage you to maybe talk a little bit more specifically about perhaps some Marvell platforms where Galileo might now have an opportunity to develop... design in its switching products, and vice versa, of those 500 customers perhaps some specific or star platforms or customers that might now be able to draw more heavily on Marvell's physical layer devices?

SS:  Are you asking for specific programs?

AG: Yeah, I mean, your more exciting programs and design wins between the two companies, where you're going to be able to target the new entity's joint product line.

SS: Okay, what actually we're seeing from the last several months of visiting the customers when we were doing the joint sales and marketing process, we saw a lot of opportunities for the future applications of highly scalable metropolitan area network types of applications for systems that can support hundreds of gigabits, supporting terabits per second types of solutions. So, obviously, these are the areas that we'll be working closely with the Galileo team to address the applications that are required by the customers. I mentioned earlier that there are immediate opportunities on the current gigabits types of applications, and we're seeing, for example, a lot of customers are demanding... asking for solutions that support, say, 12-port or 24-port gigabit switching systems, and together we'll be the only ones that can provide this solution in the market.

AG: Are there any... of these 12- and 24-port systems, are there any customers or potential customers you're willing to name at this time?

SS:  No, not at this time.

AG:  Okay. Thank-you.

OP: Your next question is from Tom Vanbuskirk of Silverado Capital Management. Please proceed with your question.

TV: Hi. I apologize for this. I had to leave the call for a minute. I hope you didn't already cover this, but could you just spend a moment and describe what the Israeli regulatory approval process is like?

GH: Sure, we'd be happy to do it. The merger requires approval from various agencies within the Israeli government. The Investment Center is one area, and the Department of Corporations and so forth. But then Israel will need to review the contract, and then we will then submit it to the shareholders for their vote. We're not anticipating any problems

MARVELL TECHNOLOGY GROUP -- October 17, 2000                             Page 11


     with it. It's a very straightforward merger, especially with Galileo being kept as a subsidiary of Marvell. It's very, very clean, so we're not anticipating - although you never know - we're not anticipating any regulatory issues.

TV:  Is there any sort of a time-line that goes with that?

GH: As we indicated earlier, we expect to close the merger in the first quarter of next year. First calendar quarter of next year.

TV:  All right. Thank-you.

OP: Your next question is from Nathaniel Cohn of Goldman Sachs. Please proceed with your question.

NC: Yes, thank-you. I was wondering, I guess, following along a prior question regarding design wins, can you talk at all about the number of design wins that you might have together, and if it's possible, could you talk a little bit about your momentum that you're seeing, currently, on the gigabit products, on the physical layer? Thanks.

GH: Okay. Let me tackle that a little bit. I think... let's first of all review where Marvell stands. Those of you that are familiar with us know that we updated you, on our second quarter earnings call, that we had achieved initial design wins in both the NIC part of the gigabit market as well as in the top tier-1 switching market. We had also been successful in gaining design wins there including Cisco.

          We've been making a lot of progress this quarter. You probably all are aware that Intel has announced their Pro-1000 network interface card. They were showing it at the recent Interop Trade Show. That product is based on their MAC and the Marvell 5, and we are shipping volume production to them here in our third quarter, which ends at the end of October.

          We've also begun some initial production shipments to some of those design wins, you know, with the major switching guys that I had just spoken to.

          We are making a lot of progress. We now have significantly increased the number of design wins that we previously reported at the end of the second quarter. We'll be reporting our earnings in approximately one month, and we will give you a more significant update relative to actual numbers of design wins at that point, but suffice it to say that there has been substantial progress made since our Q2 report.

          It's probably too - as Sehat mentioned a minute ago - it's probably too early, yet, to specifically indicate where the combined products have already been successful. We have had a co-marketing program going on now for several months, that we believe is yielding some success, and it's a little early yet to say specifically what customers are moving forward with that, but we now expect that rate to increase significantly as we now

MARVELL TECHNOLOGY GROUP -- October 17, 2000                             Page 12


     offer the one complete end-to-end solution to the market. So, I think, as we move forward - and possibly by the time of our call, I'm not sure yet - we will be able to update you with more facts about that.

NC: Okay, great. And then I guess one following question. Can you talk a little bit about the premium that you're paying, and if you could put that into perspective, that'd be great.

GH: Sure. Well, as you know, the equity markets have been extremely volatile. Over the course of these negotiations, the premiums moved around significantly. So, if you focus exclusively on the premium involved the markets, you can potentially miss out on important strategic opportunities like this one.

          We believe that the financial and strategic merits - as Sehat described, and Avigdor's commented on - of this transaction justify Marvell having Galileo's shareholders own 25% of the combined company. We believe the financial metrics of the transaction are compelling. As I mentioned earlier, there is significant EPS accretion of greater than 50% in calendar 2001. There's margin enhancements from the combination of the two companies, and an improved growth profile over the long term.

          And another key point, we believe, is that Galileo's business is at an inflection point. The strategic benefit of the transaction will only serve to accelerate the momentum. So, we're very comfortable with the financial metrics of this transaction.

NC:  Okay, great. Thanks, and congratulations to both companies.

GH:  Thank-you.

AW:  Thank-you.

OP: Your next question is from Charlie Glavin of Credit Suisse First Boston. Please proceed with your question.

RE: Actually, it's Regina Eberhard calling in for Charlie. I was wondering... I've got two questions. One is related to Galileo's system controller business, and the road map in that business. Given the merger, can we assume that your product road map, Avigdor, is going to continue in that area?

AW: Yes, absolutely. The system controller business is extremely strong for us, it's a high margin business, very defensible. Basically we're almost alone in that market at this point, and we're definitely planning to continue and enhance, and I think that this quarter we're going to announce a significant new product in that area.

RE: And then my second question is more a financial one. You guys... Galileo obviously has a very nice tax benefit from Israel, and it sounds like you guys expect that to continue. Is that correct?

MARVELL TECHNOLOGY GROUP -- October 17, 2000                             Page 13


GH: That is correct, yes. And the reason that's... the way we're again, accomplishing that is that Galileo is going to be operated legally and operationally as a wholly-owned subsidiary of Marvell, and that will permit us to protect and keep intact the current tax structure for Galileo, and combine it with the very... also efficient tax structure or Marvell.

RE: So, what are... is it too early to say kind of what Marvell's corporate tax structure will look like, kind of looking ahead into 2001?

GH: Sure. Well, we have... right now we are recording 25% tax rate on our earnings, and we are... we actually believe, in the future that rate could be substantially lower than 25%, but we believe at this point it's prudent to continue providing a provision at that rate until we're sure we have cleared any regulatory challenges to our structure, but we feel very, very comfortable that we, in the long term, probably will be less than 25%.

RE:  Thanks a lot, guys. Good transaction.

GH:  Thank-you.

OP: Your next question is from Terry Ragsdale of JP Morgan. Please proceed with your question.

TR: Yeah. I probably have to admit I don't know probably as much about the Galileo product line-up as I maybe should. Could you walk us through what the gigabit switch products are at Galileo, now, which ones are in volume, etc., and what kind of switch port densities you can reach with them?

AW:  You're asking specifically only about the switches?

TR:  Yes.

AW: Okay, so, on the switches our position is not at the low end of the market, but at the medium- to high-end, and our switches are sold into applications that require modularity and high port density, and applications that are based on chassis-based systems for reliability and high performance. What you can get with our product, it's actually with our chip sets, it's the only merchant silicon in the market that you can build of 256 ports of 10/100 and 32 ports of gigabit shipping today, and that is in layer 2 and layer 3 and layer 4.

          So, we have several families that are based on the same platform of switching, which is the GalNet 2, GalNet 2-plus and GalNet 3, where the differences are in the level of integration of memory between the GalNet 2 and GalNet 2-plus, and some layer 3 functionality, but the major difference is to the GalNet 3 that brings features that are applicable to service providers and metropolitan area networks, like building a service

MARVELL TECHNOLOGY GROUP -- October 17, 2000                             Page 14


     level agreement with customers, rate-shaping, and so on. Those are very high-end products in the Ethernet market.

          On top of that, the GalNet 3, we have some new products in the GalNet 3 family that are just starting to ship, that support packets over SONET, and ATM OC/12 rates, combined with Ethernet. So, you can build and mix and match with our architecture anywhere from 8-port to 256-port, gigabit and 10/100, layer 2, layer 3 and layer 4, packet over SONET, ATM and Ethernet. So, actually, it's the only family of merchant silicon that has this capability that it's shipping in volume production, with some of the components over a year and a half.

TR: And can you walk me through, a little bit, what the landscape is, in terms of merchant silicon for gigabit switching. I mean, you mentioned you're the only one out there. To what extent are OEMs interested, still, in developing their own switch fabrics for gigabit, and to what extent are they going merchant?

AW: Right. Still some significant amount of the switching in gigabit is still done in-house. When you look at the leading companies at that space, they're still designing their own silicon. But our opinion, and especially now with the combination with Marvell, and the integration that we are going to bring between the switch packet processing and the physical layer, and the service capability, the chip-to-chip connectivity and backplane technology that Marvell brings, we will be able to build... and also, by the way, the speeds, the library that Marvell brings, and their capability of running at gigahertz speeds, those are very, very significant to the way we're going to build our next generation GalNet family, that you saw some press releases - at least, there was one press release - starting to talk about the GalNet 4 family.

          That technology, and those capabilities, we believe to process at terabit speeds, you will not be able to do it in-house. Only maybe some of the very leading companies like Cisco and so on, that have very, very big design teams, will be able to continue and develop at .18, .15 and .10 technologies, but we think that because of the mixed signal and DSP capabilities, they will find our solution extremely compelling.

          People just don't understand what's going on, because I'll give you one example. If in .35, to do a product, the NRE - the non-recurring engineering - was $85,000 for the mask set. At .15, it's half a million dollars, and at .10, it will be probably $1.5 million. So, if you're just doing it for in-house, you have to amortize it on the number of products that you sell, versus buying it from a chip vendor. But that's not the biggest problem. The biggest problem is the knowledge and verification of system-level silicon. Galileo today is by far one of the five leading companies in formal verification.

MARVELL TECHNOLOGY GROUP -- October 17, 2000                             Page 15


          Formal verification enables us to do... I mean, you have it in Bell Labs, I think Intel has it, IBM... IBM is a key developer of this technology, and we were their first, and I believe the only alpha site world-wide for this technology. We even co-wrote some patents with them on that. This is extremely significant on the way that you'll be able to do system-level silicon in the future.

          So, just to summarize a long answer, we believe that, going forward, there will be just no way that many of the system companies will be able to continue and do effectively system-level silicon.

TR: And when do you see that sort of transition happening, where the in-house efforts run out of gas and they've got to go merchant. Is that a year out, is it three years out?

AW: It's not a year out, and not... it's a process that is happening. If you... one day we'll meet, and I'll show you our business plan we wrote in '92. We wrote exactly that, and what we see over the years, since the time that we started in '93/'94, and especially '95 when we entered into the communications space, moving from the printed space, we saw this transitioning happening slowly, slowly, and companies that said, in the past, `No way that we'll outsource our core competency of building our own silicon, our own ________ to our largest customers,' and we just see this as a process that is happening more and more into the future. It's not that it will happen next year, but it's happening constantly. Every month, every quarter you see companies that fail or were unable, because of focus, and enough energy to put behind those problems, were unable to provide the solution and are going out to merchant silicon, and that's why you see some of the success of the merchant silicon in the communications space.

TR: I have two other quick ones, and I promise I'll go away after that. The first one on integration. When you mentioned integration, it sounds like what you're talking about there is kind of - and again, using some of your words - changing the system architecture a little bit. It's not necessarily putting the layer 1 on the same piece of silicon with the layer 2 and above.

AW: Right. You're absolutely correct. One thing is really putting the layer 1 and layer 2, but it will not... it's not the right partitioning in every case. In many cases, and for us, the people that try to drive the technology, and when you really look at the space, the optics are creating a big problem for the electronics, for the semiconductor, for the system level that is not run by optics. So, you have the...

[End of Side A]

MARVELL TECHNOLOGY GROUP -- October 17, 2000                             Page 16


[Start of Side B]

AW: ...and what the technology that Marvell brings us that is, for me, one of the most exciting parts, even more exciting than the integration of the level 1, is the ability to do this incredible chip-to-chip connectivity and backplane infrastructure to build a distributed architecture to address the needs of the optics at terabits and beyond. And we are, from our first silicon in '96, believed in distributed architectures. So we mastered this space. And we have competitors that try to enter this space, to remind you, like, TI and PMC Sierra, with also similar architectures, with distributed processing, that couldn't compete in the end and pulled out of the market. We, over the years, not recognized by Wall Street, were able to deliver to our customers this type of very, very sophisticated architecture. What Marvell brings us, now, is really the capability to go to the next step - and a big step - into the 10 gigabit speeds and above.

TR: All right. And the last one is, two years out, who do you see being your most serious competition in this area?

AW: I think that... I found out over the years that always the most serious competition is ourselves. It's the ability, really, to execute and deliver on time clean silicon. That's the number one. But still I think it's still, to some respect, in-house, that in my opinion, over the long term, will have to go more and more to merchant silicon. Maybe not on everything. I think there will be very interesting and appealing combinations of FPGAs. I know that the market now downgraded FPGAs, but I think, long-term, the solution will be a solution that really fits the way that our vision is on partitioning and system architectures, which means many of the functionality that is already standard will run and merchant silicon at very high speeds with high write integration with boards that will enable you to interface to FPGA, do very high-speed FPGAs for differentiation by the customer.

          So... and, of course, to a processing like standard processors, and network processors, that are interfacing to standard merchant silicon for the fabric, and the standard packet processing.

          So, in-house will be, to some degree, but you probably can name some of the significant communication merchant silicon suppliers that are potentially addressing - that are addressing - similar markets, but they could potentially be a competitor. But, unlike the PC market, this market is so diverse, you have so many issues, so many problems, and so many opportunities, now, in this convergence of the complete change in how telephony is done, the services that you'll be able to get with soft switches, from how storage is done on the network. There are so many segments and sub-segments that

MARVELL TECHNOLOGY GROUP -- October 17, 2000                             Page 17


     need, desperately, solutions today, that in many cases it will not be a direct competition. It's not the DIRA market, or the Pentium market, or other markets that you basically can replace the function by another. It's multi-dimensional competition on features.

          So, we can probably meet certain segments in the market better, and some of our competitors will meet other segments.

TR:  Great. Thank-you.

GH:  Thanks, Terry.

OP: Your next question is from Steven Angeli of Wellington Management. Please proceed with your question.

SA: Hi. We talked about, earlier, about a limit in terms of price, but the stock in the past, Galileo, specifically, speaking as a Galileo shareholder, has traded and is being sold, it seems, at a significant discount to comparable companies in the industry. And as you said yourself, Galileo's at an inflection point in its fundamentals. Obviously I realize you couldn't predict what was going to happen in the stock price, but the purchase premium has gone from 75% to, you know, a small 13%. Again, realizing you couldn't have predicted exactly what was going to happen, but is this a deal that you will still do no matter what the price ultimately turns out to be?

AW: We're really looking at the long-term. I mean, market fluctuations, we really look at our stock over the last three years, I think we brought tremendous value to our shareholders by not looking just at the stock price but looking at strategies, by looking at the way we believe the business needs to be done.

          And our story was always complex. That's one of the reasons that we never got the multiples that our comparables enjoyed. I think this story is complex, but we'll make a major effort to explain it, and I think that by explaining it and showing the results, long-term there is no question in our minds, the two managements of this company, that this will be a tremendous success.

SA:  Thanks.

SS:  Yeah, I agree with Avigdor.

OP: Your next question is from Michael Emerald of Longfellow Investments. Please proceed with your question.

ME: What U.S. approvals will you need, and which approvals form the critical path to get you out to the first quarter?

GH: We will, you know, go through the standard U.S. regulatory approvals, as well as submitting our proxy and S-4 to the SEC for their review and comments, and then

MARVELL TECHNOLOGY GROUP -- October 17, 2000                             Page 18


     obviously distributing the proxy to shareholders, and then obtaining their vote. We believe we're in a reasonable position to accomplish that task within a 90-day period.

ME:  Thank-you.

OP: Your next question is from Charlie Glavin, a follow-up. Please proceed with your question. [pause] Mr. Glavin, do you have a question, sir?

GH: Operator, I think what we'd like to do now is move to Galileo, reviewing their third quarter results, and then taking their Q&A, and then we'll be more than happy, in the end, if there are still further questions regarding, you know, the combination, we'd be happy to address them, but we want to make sure we give Galileo appropriate time to review their results.

          So, with that, I'd like to turn the call over to Avigdor to review Galileo's third quarter results.